                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                     SECURITIES ACT OF 1934 (FEE REQUIRED)


                  For the Fiscal Year Ended December 31, 1993

                                       OR

            [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                For the Transition Period from ______ to ______


                         Commission File Number 1-1204


                      AMERADA HESS CORPORATION EMPLOYEES'

                          SAVINGS AND STOCK BONUS PLAN

                            (Full title of the Plan)


                            AMERADA HESS CORPORATION

              1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y.  10036


          (Name of Issuer of the securities held pursuant to the Plan and address of its principal executive office)

AMERADA HESS CORPORATION
EMPLOYEES' SAVINGS AND STOCK BONUS PLAN
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31

                                                          1993
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                                              EMPLOYER
                                                TOTAL          FUND A          FUND B          FUND C       CONTRIBUTIONS
                                            -------------    -----------     ----------     ------------    ------------
ASSETS
Investments, at market value
    Amerada Hess Corporation common stock
      (Note 4)............................. $ 101,301,563    $        --     $       --     $ 33,326,978    $ 67,974,585
    U.S. Government obligations (Note 5)...    18,104,486     18,104,486             --               --              --
    Hanover Blue Chip Growth Fund
      (Note 5).............................     7,962,432             --      7,962,432               --              --
                                            -------------    -----------     ----------     ------------    ------------
                                              127,368,481     18,104,486      7,962,432       33,326,978      67,974,585
Cash.......................................       328,430         79,193         25,091          108,545         115,601
Interest and dividends receivable..........       369,718         36,931             --          109,363         223,424
Amounts receivable (payable) arising from
  year-end transfers among Funds...........            --        (28,207)       (33,606)          43,012          18,801
Receivable from broker.....................       198,495             --             --          120,590          77,905
Employee and employer contributions for
  December 1993, received by the Trustee
  in January 1994..........................     1,652,166        204,504        122,292          520,745         804,625
                                            -------------    -----------     ----------     ------------    ------------
Total assets............................... $ 129,917,290    $18,396,907     $8,076,209     $ 34,229,233    $ 69,214,941
                                            -------------    -----------     ----------     ------------    ------------
                                            -------------    -----------     ----------     ------------    ------------
PLAN EQUITY
Amounts payable to participants for
  withdrawals.............................. $     902,482    $   148,194     $   69,483     $    295,130    $    389,675
Plan equity................................   129,014,808     18,248,713      8,006,726       33,934,103      68,825,266
                                            -------------    -----------     ----------     ------------    ------------
Total plan equity.......................... $ 129,917,290    $18,396,907     $8,076,209     $ 34,229,233    $ 69,214,941
                                            -------------    -----------     ----------     ------------    ------------
                                            -------------    -----------     ----------     ------------    ------------
Number of participants' units
  outstanding..............................                    3,917,104      1,321,137
                                                             -----------     ----------
                                                             -----------     ----------
Total plan equity, per unit................                  $     4.697     $    6.113
                                                             -----------     ----------
                                                             -----------     ----------
See notes to financial statements.

                                                          1992
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                                              EMPLOYER
                                                TOTAL          FUND A          FUND B          FUND C       CONTRIBUTIONS
                                            -------------    -----------     ----------     ------------    ------------
ASSETS
Investments, at market value
    Amerada Hess Corporation common stock
      (Note 4)............................. $  96,739,012    $        --     $       --     $ 32,082,700    $ 64,656,312
    U.S. Government obligations (Note 5)...    17,554,179     17,554,179             --               --              --
    Commingled Common Stock Fund-2
      (Note 5).............................     6,493,779             --      6,493,779               --              --
                                            -------------    -----------     ----------     ------------    ------------
                                              120,786,970     17,554,179      6,493,779       32,082,700      64,656,312
Cash.......................................       835,395         64,425        256,319          116,066         398,585
Interest and dividends receivable..........        81,042         71,636          9,345               26              35
Amounts receivable (payable) arising from
  year-end transfers among Funds...........            --        (47,913)       (15,549)          40,958          22,504
Receivable from broker.....................       213,352             --             --          127,123          86,229
Employee and employer contributions for
  December 1992, received by the Trustee
  in January 1993..........................     1,485,369        224,987         96,984          501,022         662,376
                                            -------------    -----------     ----------     ------------    ------------
Total assets............................... $ 123,402,128    $17,867,314     $6,840,878     $ 32,867,895    $ 65,826,041
                                            -------------    -----------     ----------     ------------    ------------
                                            -------------    -----------     ----------     ------------    ------------
PLAN EQUITY
Amounts payable to participants for
  withdrawals.............................. $     721,944    $   137,638     $  145,813     $    189,719    $    248,774
Plan equity................................   122,680,184     17,729,676      6,695,065       32,678,176      65,577,267
                                            -------------    -----------     ----------     ------------    ------------
Total plan equity.......................... $ 123,402,128    $17,867,314     $6,840,878     $ 32,867,895    $ 65,826,041
                                            -------------    -----------     ----------     ------------    ------------
                                            -------------    -----------     ----------     ------------    ------------
Number of participants' units
  outstanding..............................                    3,912,571      1,143,471
                                                             -----------     ----------
                                                             -----------     ----------
Total plan equity, per unit................                  $     4.567     $    5.983
                                                             -----------     ----------
                                                             -----------     ----------

AMERADA HESS CORPORATION
EMPLOYEES' SAVINGS AND STOCK BONUS PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED DECEMBER 31

                                                         1993
- - -----------------------------------------------------------------------------------------------------------------------
                                                                                                             EMPLOYER
                                               TOTAL           FUND A          FUND B         FUND C        CONTRIBUTIONS
                                            ------------     -----------     ----------     -----------     -----------
Cash dividends
   Amerada Hess Corporation common stock... $  1,302,419     $        --     $       --     $   429,918     $   872,501
    Distribution from Commingled Common
      Stock Fund-2.........................       24,747              --         24,747              --              --
    Distribution from Hanover Blue Chip
      Growth Fund..........................      103,394              --        103,394              --              --
Interest income............................      504,367         500,079             --           1,864           2,424
                                            ------------     -----------     ----------     -----------     -----------
        Investment income..................    1,934,927         500,079        128,141         431,782         874,925
Changes in unrealized appreciation
  of investments (Note 6)..................   (5,784,428)           (611)      (930,790)     (1,672,716)     (3,180,311)
Realized gain on investments...............      936,319              --        936,319              --              --
Employee contributions (Notes 3 and 7).....   10,361,302       2,610,613      1,404,742       6,345,947              --
Employer contributions (less forfeitures of
  $714,294 arising from withdrawals) (Notes
  3 and 7).................................    9,647,008              --             --              --       9,647,008
Company reimbursement of Hanover Fund fees.       55,830              --         55,830              --              --
Transfers among Funds (Note 3).............           --        (457,756)       542,284         (84,528)             --
                                            ------------     -----------     ----------     -----------     -----------
                                              17,150,958       2,652,325      2,136,526       5,020,485       7,341,622
Less employee withdrawals (Note 8).........   10,635,796       2,122,732        901,195       3,659,147       3,952,722
                                            ------------     -----------     ----------     -----------     -----------
Increase in plan equity....................    6,515,162         529,593      1,235,331       1,361,338       3,388,900
Total plan equity at January 1, 1993.......  123,402,128      17,867,314      6,840,878      32,867,895      65,826,041
                                            ------------     -----------     ----------     -----------     -----------
Total plan equity at December 31, 1993..... $129,917,290     $18,396,907     $8,076,209     $34,229,233     $69,214,941
                                            ------------     -----------     ----------     -----------     -----------
                                            ------------     -----------     ----------     -----------     -----------

See notes to financial statements.

                                                         1992
- - -----------------------------------------------------------------------------------------------------------------------
                                                                                                             EMPLOYER
                                               TOTAL           FUND A          FUND B         FUND C        CONTRIBUTIONS
                                            ------------     -----------     ----------     -----------     -----------
Cash dividends
    Amerada Hess Corporation common
      stock................................ $  1,226,128     $        --     $       --     $   398,906     $   827,222
    Distribution from Commingled Common
      Stock Fund-2.........................      138,494              --        138,494              --              --
Interest income............................      633,057         630,950             --             740           1,367
                                            ------------     -----------     ----------     -----------     -----------
        Investment income..................    1,997,679         630,950        138,494         399,646         828,589
Changes in unrealized appreciation
  of investments (Note 6)..................   (5,377,188)         (5,094)      (141,490)     (1,328,849)     (3,901,755)
Realized gain on investments...............      173,456              --        173,456              --              --
Employee contributions (Notes 3 and 7).....    9,854,850       2,847,853      1,142,810       5,864,187              --
Employer contributions (less forfeitures of
  $978,337 arising from withdrawals) (Notes
  3 and 7).................................    8,876,513              --             --              --       8,876,513
Transfers among Funds (Note 3).............           --      (2,994,388)      (170,403)      3,164,791              --
                                            ------------     -----------     ----------     -----------     -----------
                                              15,525,310         479,321      1,142,867       8,099,775       5,803,347
Less employee withdrawals (Note 8).........   14,782,238       3,555,719      1,214,519       4,416,801       5,595,199
                                            ------------     -----------     ----------     -----------     -----------
Increase (decrease) in plan equity.........      743,072      (3,076,398)       (71,652)      3,682,974         208,148
Total plan equity at January 1, 1992.......  122,659,056      20,943,712      6,912,530      29,184,921      65,617,893
                                            ------------     -----------     ----------     -----------     -----------
Total plan equity at December 31, 1992..... $123,402,128     $17,867,314     $6,840,878     $32,867,895     $65,826,041
                                            ------------     -----------     ----------     -----------     -----------
                                            ------------     -----------     ----------     -----------     -----------

AMERADA HESS CORPORATION
EMPLOYEES' SAVINGS AND STOCK BONUS PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31

                                                         1991
- - -----------------------------------------------------------------------------------------------------------------------
                                                                                                             EMPLOYER
                                               TOTAL           FUND A          FUND B         FUND C        CONTRIBUTIONS
                                            ------------     -----------     ----------     -----------     -----------
Cash dividends
    Amerada Hess Corporation common
      stock................................ $  1,118,698     $        --     $       --     $   328,805     $   789,893
    Distribution from Commingled Common
      Stock Fund-1 and Fund-2..............      133,014              --        133,014              --              --
Interest income............................    1,143,071       1,134,573            587           3,168           4,743
                                            ------------     -----------     ----------     -----------     -----------
        Investment income..................    2,394,783       1,134,573        133,601         331,973         794,636
Changes in unrealized appreciation
  of investments (Note 6)..................   (1,699,410)        (10,712)       (55,868)       (555,854)     (1,076,976)
Realized gain on investments...............    1,820,873              --      1,820,873              --              --
Employee contributions (Notes 3 and 7).....    9,376,729       3,287,822      1,188,954       4,899,953              --
Employer contributions (less forfeitures of
  $644,997 arising from withdrawals) (Notes
  3 and 7).................................    8,731,732              --             --              --       8,731,732
Transfers among Funds (Note 3).............           --      (1,385,119)      (104,848)      1,489,967              --
                                            ------------     -----------     ----------     -----------     -----------
                                              20,624,707       3,026,564      2,982,712       6,166,039       8,449,392
Less employee withdrawals (Note 8).........    8,372,936       2,558,368        516,975       2,244,476       3,053,117
                                            ------------     -----------     ----------     -----------     -----------
Increase in plan equity....................   12,251,771         468,196      2,465,737       3,921,563       5,396,275
Total plan equity at January 1, 1991.......  110,407,285      20,475,516      4,446,793      25,263,358      60,221,618
                                            ------------     -----------     ----------     -----------     -----------
Total plan equity at December 31, 1991..... $122,659,056     $20,943,712     $6,912,530     $29,184,921     $65,617,893
                                            ------------     -----------     ----------     -----------     -----------
                                            ------------     -----------     ----------     -----------     -----------
See notes to financial statements.

                            AMERADA HESS CORPORATION

                    EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

     NOTE 1--The significant accounting policies of the Employees' Savings and Stock Bonus Plan ("Plan") are summarized below.

          Valuation of Investments. Quoted market prices or redemption values are used to determine the fair market value of all investments. Quoted market prices are determined by the Trustee generally using closing market prices on national securities exchanges. Redemption values consist of cost plus accrued investment income.

          Interest and Dividend Income. Interest and dividend income is recorded as earned.

          Sale of Investments. Gains or losses on sales of U. S. Government obligations and Hanover Blue Chip Growth Fund Shares are based on actual cost. Gains or losses on sales of commingled fund assets were based on average cost.

     NOTE 2--The Internal Revenue Service has informed Amerada Hess Corporation (the "Company") that the Plan qualifies under Section 401(a) of the Internal Revenue Code and the Trust is therefore exempt from taxation under Section 501(a) of the Code. The amounts of the employer's contributions and the amounts of any appreciation of an employee's interest in the Plan do not constitute taxable income prior to withdrawal or distribution.

     Section 401(m) of the Code limits the average percentage of compensation that can be contributed by or on behalf of highly paid employees (as defined) in relation to the average percentage of compensation contributed by or on behalf of all other eligible employees. As a result of this requirement, a portion of the contributions (and related income or loss) made by those highly paid employees may be refunded and the corresponding Company matching contributions (and related income or loss) may be paid to them (or forfeited if not vested) in the subsequent year. These distributions will not have a material effect on Plan assets.

     NOTE 3--At the election of each participating employee, amounts contributed under the Plan (2%, 3%, 4% or 5% of compensation depending on the election) are invested by Chemical Bank, as Trustee and Custodian of the Plan, in one or more of the Funds, with varying investment objectives, described below. Amounts are contributed to each Fund in the proportion designated by each employee, in multiples of 10% of the amount contributed, with a minimum of 30% in each Fund designated. Compensation taken into account under the Plan was limited by law to $235,840 in 1993. In 1994 the compensation limit will be reduced to $150,000 and will be adjusted periodically to reflect cost of living changes.

          Fund A. The Trustee is authorized, at its discretion, to invest funds contributed to Fund A in securities (other than Series EE and Series HH bonds) issued or guaranteed by the Government of the United States or its agencies. Currently, investments are made in short-term securities and are purchased only on the open market.

          Fund B. The Trustee is authorized, at its discretion, to invest funds contributed to Fund B in shares of corporate common stock, or in collective or mutual funds primarily invested in such securities. On April 1, 1993, the Trustee changed investments from the Commingled Common Stock Fund-2 to the Hanover Blue Chip Growth Fund. The mutual fund's investment objective is to provide capital appreciation by investing primarily in the equity securities of large, well-established companies, although other investments are permitted. A portion of these Funds may be invested temporarily in short-term investment securities.

          Fund C. The Trustee is authorized to invest funds contributed to Fund C in shares of common stock of Amerada Hess Corporation. Shares are purchased only on the open market. A portion of these funds may be invested temporarily in short-term investment securities.

                            AMERADA HESS CORPORATION
                    EMPLOYEES' SAVINGS AND STOCK BONUS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

     A participating employee may (1) change the prior designation of the proportions in which subsequent contributions under the Plan will be invested in Fund A, B or C and/or (2) change all or part of the amount invested in any fund to one or more of the other funds. Changes can be made only once in a 6-month period.

     Amounts contributed by employers (100% of participants' contributions less forfeitures of previous employer contributions that were not vested in withdrawing participants at the time of withdrawal) are invested by the Trustee only in shares of common stock of Amerada Hess Corporation. Shares are purchased only on the open market.

     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company.

     Employees participated in one or more Funds of the Plan as follows:

                                                               DECEMBER 31
                              -----------------------------------------------------------------------------
                                       1993                       1992                       1991
                              -----------------------    -----------------------    -----------------------
                              NUMBER OF    PERCENTAGE    NUMBER OF    PERCENTAGE    NUMBER OF    PERCENTAGE
                              EMPLOYEES     OF TOTAL     EMPLOYEES     OF TOTAL     EMPLOYEES     OF TOTAL
                              ---------    ----------    ---------    ----------    ---------    ----------
Fund A only................       583           13%          692           16%          852           20%
Fund B only................       149            4           102            2           104            3
Fund C only................     1,997           45         1,976           44         1,724           40
Funds A and B..............       282            6           286            6           306            7
Funds A and C..............       570           13           622           14           619           14
Funds B and C..............       357            8           297            7           267            6
Funds A, B and C...........       499           11           471           11           438           10
                              ---------        ---       ---------        ---       ---------        ---
         Total.............     4,437          100%        4,446          100%        4,310          100%
                              ---------        ---       ---------        ---       ---------        ---
                              ---------        ---       ---------        ---       ---------        ---

     NOTE 4--Changes in holdings of Amerada Hess Corporation common stock during the three years ended December 31, 1993 follow:

                                                 FUND C                        EMPLOYER CONTRIBUTIONS
                                   ----------------------------------    -----------------------------------
                                               AVERAGE                                AVERAGE
                                    NUMBER      COST                      NUMBER       COST
                                      OF         PER         TOTAL          OF          PER         TOTAL
                                    SHARES      SHARE        COST         SHARES       SHARE        COST
                                   --------    -------    -----------    ---------    -------    -----------
At January 1, 1991..............    531,831    $ 29.60    $15,743,625    1,274,381    $ 29.84    $38,026,136
    Purchases...................    119,056      51.19      6,094,684      180,550      51.20      9,243,262
    Withdrawals.................    (81,598)    (38.74)    (3,161,265)    (110,766)    (30.86)    (3,417,868)
                                   --------    -------    -----------    ---------    -------    -----------
At December 31, 1991............    569,289      32.81     18,677,044    1,344,165      32.62     43,851,530
    Purchases...................    239,467      45.11     10,802,472      216,709      45.08      9,768,490
    Withdrawals.................   (111,306)    (39.82)    (4,432,151)    (155,302)    (32.57)    (5,058,260)
                                   --------    -------    -----------    ---------    -------    -----------
At December 31, 1992............    697,450      35.91     25,047,365    1,405,572      34.55     48,561,760
    Purchases...................    149,469      49.95      7,466,670      211,177      49.88     10,533,039
    Withdrawals.................   (108,371)    (41.98)    (4,549,676)    (110,387)    (36.55)    (4,034,455)
                                   --------    -------    -----------    ---------    -------    -----------
At December 31, 1993............    738,548    $ 37.86    $27,964,359    1,506,362    $ 36.55    $55,060,344
                                   --------    -------    -----------    ---------    -------    -----------
                                   --------    -------    -----------    ---------    -------    -----------

     At December 31, 1993, 1992 and 1991, the closing market prices on the New York Stock Exchange for Amerada Hess Corporation common stock were $45.125, $46.00 and $47.50 per share, respectively.

                            AMERADA HESS CORPORATION
                    EMPLOYEES' SAVINGS AND STOCK BONUS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

     NOTE 5--Investments in Funds A and B at December 31, 1993 and 1992 were as follows:


                                                           1993                                   1992
                                           -------------------------------------- --------------------------------------
                                            PRINCIPAL                   MARKET     PRINCIPAL                   MARKET
               DESCRIPTION                    AMOUNT        COST        VALUE        AMOUNT        COST        VALUE
- - ------------------------------------------ ------------ ------------ ------------ ------------ ------------ ------------
Fund A
    U.S. Government obligations
      Treasury Bills...................... $ 18,217,000 $ 18,104,641 $ 18,104,486 $ 17,660,000 $ 17,553,723 $ 17,554,179
                                           ------------ ------------ ------------ ------------ ------------ ------------
                                           ------------ ------------ ------------ ------------ ------------ ------------
Fund B
    Hanover Blue Chip Growth Fund
      763,416 Shares...................... $         -- $  7,864,535 $  7,962,432 $         -- $         -- $         --
                                           ------------ ------------ ------------ ------------ ------------ ------------
                                           ------------ ------------ ------------ ------------ ------------ ------------
    Commingled Common Stock Fund-2
      8,935 Fund units.................... $         -- $         -- $         -- $         -- $  5,465,093 $  6,493,779
                                           ------------ ------------ ------------ ------------ ------------ ------------
                                           ------------ ------------ ------------ ------------ ------------ ------------

     NOTE 6--The changes in unrealized appreciation of investments for the three years ended December 31, 1993 follow:

                                                                                                EMPLOYER
                                                      FUND A       FUND B        FUND C       CONTRIBUTIONS
                                                     --------    ----------    -----------    -------------
Unrealized appreciation (depreciation)
    At January 1, 1991............................   $ 16,262    $1,226,044    $ 8,920,038     $21,073,283
    Change for year...............................    (10,712)      (55,868)      (555,854)     (1,076,976)
                                                     --------    ----------    -----------    -------------
    At December 31, 1991..........................      5,550     1,170,176      8,364,184      19,996,307
    Change for year...............................     (5,094)     (141,490)    (1,328,849)     (3,901,755)
                                                     --------    ----------    -----------    -------------
    At December 31, 1992..........................        456     1,028,686      7,035,335      16,094,552
    Change for year...............................       (611)     (930,790)    (1,672,716)     (3,180,311)
                                                     --------    ----------    -----------    -------------
    At December 31, 1993..........................   $   (155)   $   97,896    $ 5,362,619     $12,914,241
                                                     --------    ----------    -----------    -------------
                                                     --------    ----------    -----------    -------------

                            AMERADA HESS CORPORATION
                    EMPLOYEES' SAVINGS AND STOCK BONUS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

     NOTE 7--The amounts contributed by participating employees and employers for the three years ended December 31, 1993 are summarized below:


                                                    1993                          1992                          1991
                                        ----------------------------  ----------------------------  ----------------------------
                                          EMPLOYEE       EMPLOYER       EMPLOYEE       EMPLOYER       EMPLOYEE       EMPLOYER
                                        CONTRIBUTIONS  CONTRIBUTIONS  CONTRIBUTIONS  CONTRIBUTIONS  CONTRIBUTIONS  CONTRIBUTIONS
                                        -------------  -------------  -------------  -------------  -------------  -------------
Employers
  Air Hangar, Inc. ....................  $    11,375    $    11,375    $    11,948    $    11,948    $    10,264    $     3,620
  Amerada Hess Corporation.............    7,581,926      7,035,228      7,466,632      6,684,411      7,323,237      6,845,449
  Amerada Hess (Port Reading)
    Corporation........................      405,933        381,323        371,107        360,041        350,754        330,869
  Hess Mart, Inc. .....................      187,172        139,797        175,025        120,357        159,396        114,799
  Hess Oil Virgin Islands Corp.........    1,902,992      1,822,235      1,562,363      1,455,649      1,280,854      1,214,410
  Hess Pipeline Company................       48,971         48,971         49,258         49,258         47,416         47,416
  Hess Realty Corporation..............           --             --          1,753          1,753          3,995          3,995
  Overseas Services Corporation........        9,154          9,154          7,213          3,216          9,745          9,745
  Sheridan Transportation Co...........       10,625         10,625         10,225         10,225          7,725          7,725
  Spentonbush/Red Star Companies,
    Inc. ..............................      203,154        188,300        199,326        179,655        183,343        153,704
                                        -------------  -------------  -------------  -------------  -------------  -------------
        Total..........................  $10,361,302    $ 9,647,008    $ 9,854,850    $ 8,876,513    $ 9,376,729    $ 8,731,732
                                        -------------  -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------  -------------

     NOTE 8--Upon a total withdrawal, an employee's interest in Funds A and B are paid in cash. The employee's interest in Fund C and vested interest attributable to employer contributions are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee's election.

     Partial withdrawals are distributed in cash on a pro rata basis as to the employee's deposits in Funds A, B and C.

     Employees may elect direct rollovers of the taxable portion of their distributions in amounts of $200 or more to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions in amounts of $200 or more that are not rolled over are subject to federal income tax withholding at 20%.

     NOTE 9--Interest in the Plan attributable to a participant's contributions shall at all times be vested. Interest in the Plan attributable to the employer's contributions shall vest when any of the following occurs: (1) completion of four years of continuous participation in the Plan and/or a Prior Plan; (2) retirement under the Amerada Hess Corporation Employees' Pension Plan;
(3) death; (4) total and permanent disability; (5) termination of employment at age 65 or over; (6) completion of 5 years of service, as defined in the Plan, during which required employee contributions have been made; or (7) termination of participation in the Plan by the employer or termination of the Plan by the Company.

     NOTE 10--The Board of Directors of the Company approved amendments to the Plan that were implemented on April 1, 1994, primarily to provide participants and their beneficiaries with a broader range of investment alternatives and the opportunity to exercise greater control over the investment of their account balances. These amendments include the elimination of the Government Bond Fund and the Hanover Blue Chip Growth Fund as investment options, the addition of four mutual funds managed by Fidelity Management and Research Company (an affiliate of Fidelity Investments) and an increase in the frequency with which investment changes may be requested to monthly from semi-annually.

                            AMERADA HESS CORPORATION

                    EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

              SUPPLEMENTAL INFORMATION -- REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

     During 1993 there were no non-exempt party-in-interest transactions, loans, obligations or leases involving the Plan.

     Transactions during 1993 in excess of 5% of the current value of the Plan assets at the beginning of the year follow:

                                                                                      NUMBER OF
                                                                                     TRANSACTIONS
                                                                      COST            OR SHARES
                                                                  ------------       ------------
        Acquisitions
            United States Treasury Bills due 12/16/93.........    $  6,856,438                2
                                                                  ------------       ------------
                                                                  ------------       ------------
            United States Treasury Bills due 3/3/94...........    $  8,887,049                2
                                                                  ------------       ------------
                                                                  ------------       ------------
            Hanover Blue Chip Growth Fund shares..............    $  8,133,894          789,573
                                                                  ------------       ------------
                                                                  ------------       ------------
            Commingled Common Stock Fund-2....................    $    153,351              422
                                                                  ------------       ------------
                                                                  ------------       ------------
            Amerada Hess Corporation common shares............    $ 17,999,709          360,646
                                                                  ------------       ------------
                                                                  ------------       ------------
        Dispositions
            United States Treasury Bills due 1/21/93..........    $  9,448,119                3
                                                                  ------------       ------------
                                                                  ------------       ------------
            United States Treasury Bills due 12/16/93.........    $  6,856,438                2
                                                                  ------------       ------------
                                                                  ------------       ------------
            Commingled Common Stock Fund-2....................    $  5,618,444            9,146
                                                                  ------------       ------------
                                                                  ------------       ------------
            Hanover Blue Chip Growth Fund shares..............    $    269,359           26,157
                                                                  ------------       ------------
                                                                  ------------       ------------
            Amerada Hess Corporation common shares
              (employee withdrawals)..........................    $  8,584,131          218,758
                                                                  ------------       ------------
                                                                  ------------       ------------

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

AMERADA HESS CORPORATION EMPLOYEE BENEFIT
  PLANS COMMITTEE AND PARTICIPANTS IN THE
  AMERADA HESS CORPORATION EMPLOYEES' SAVINGS
  AND STOCK BONUS PLAN:

     We have audited the accompanying statement of financial condition of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan as of December 31, 1993 and 1992 and the related statement of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan at December 31, 1993 and 1992 and the results of its operations and changes in its plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the year ended December 31, 1993 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                                /s/ Ernst & Young

New York, New York
April 4, 1994

                                   SIGNATURES



       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       AMERADA HESS CORPORATION
                                       EMPLOYEES' SAVINGS AND STOCK
                                       BONUS PLAN



                                                s/s J. Y. Schreyer
                                       --------------------------------------
                                       By:  J. Y. Schreyer
                                       Executive Vice President and Member
                                       of the Amerada Hess Corporation
                                       Employee Benefit Plans Committee



May 6, 1994

                       CONSENT OF INDEPENDENT AUDITORS



       We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-39816) pertaining to the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan and in the related Prospectus of our report dated April 4, 1994 with respect to the financial statements of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                                           Ernst & Young



New York, New York
May 6, 1994